UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 2)*

Warner Music Group Corp.
(Name of Issuer)

Common Stock, $.001 per share
(Title of Class of Securities)

934550104
(CUSIP Number)

Bain Capital Investors, LLC 111 Huntington Avenue Boston, MA 02199 (617) 516-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 20, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 934550104

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Bain Capital Integral Investors, LLC EIN No. 04-3516349
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(A) ☒ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
8.	SHARED VOTING POWER 0
9.	SOLE DISPOSITIVE POWER 0
10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 934550104

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Bain Capital VII Coinvestment Fund, LLC EIN No. 22-3850358
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(A) ☒ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
8.	SHARED VOTING POWER 0
9.	SOLE DISPOSITIVE POWER 0
10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 934550104

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS BCIP TCV, LLC EIN No. 06-1665510
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(A) ☒ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
8.	SHARED VOTING POWER 0
9.	SOLE DISPOSITIVE POWER 0
10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 934550104

Amendment No. 2 to Schedule 13D (Final Amendment)

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) by Bain Capital Integral Investors, LLC, Bain Capital VII Coinvestment Fund, LLC and BCIP TCV, LLC (collectively, the “Reporting Persons”) with respect to the Common Stock, par value $0.001 per share (“Common Stock” or “Shares”) of Warner Music Group Corp. (the “Company”) on  March 11, 2009, and  Amendment No. 1 thereto filed with the Commission on May 10, 2011 (as so amended, the “Schedule 13D”).  Terms defined in the Schedule 13D are used herein as so defined.

The Schedule 13D is hereby amended as follows:

Item 5.	Interest in Securities of the Issuer

Items (a), (b), (c) and (e) of Item 5 are hereby amended and restated as follows:

(a)-(b)  As of the date hereof, the Reporting Persons own no shares of Common Stock.

(c)  Other than the disposition of Shares in connection with the Merger Agreement as described in Item 6 hereof, there have been no transactions by the Reporting Persons  in the Shares since the date of filing of the last amendment to the Schedule 13D.

(e) The Reporting Persons ceased to beneficially own any Shares on July 20, 2011.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

On July 20, 2011, the Merger contemplated by the Merger Agreement by and among the Company, Parent and Merger Sub became effective.  At such time, pursuant to the terms of the Merger Agreement, each Share held by the Reporting Persons was cancelled and automatically converted into the right to receive $8.25 in cash. As a result, the Reporting Persons are no longer the beneficial owners of any Shares.

CUSIP No. 934550104

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  July 26, 2011

BAIN CAPITAL INTEGRAL INVESTORS, LLC
By:	Bain Capital Investors, LLC, its administrative member
By:	/s/ John P. Connaughton
Name: John P. Connaughton Title: Managing Director
BAIN CAPITAL VII COINVESTMENT FUND, LLC
By:	Bain Capital VII Coinvestment Fund, L.P., its sole member Bain Capital Partners VII, L.P., its general partner Bain Capital Investors, LLC, its general partner
By:	/s/ John P. Connaughton
Name: John P. Connaughton Title: Managing Director
BCIP TCV
By:	Bain Capital Investors, LLC, its administrative member
By:	/s/ John P. Connaughton
Name: John P. Connaughton Title: Managing Director